Exhibit 99.1

Safe Bulkers, Inc. Reports First Quarter 2010 Results and Declares Quarterly Dividend of $0.15 per Share

Athens, Greece – May 10, 2010 -- Safe Bulkers, Inc. (the “Company”) (NYSE: SB), an international provider of marine drybulk transportation services, announced today its unaudited financial results for the first quarter of 2010 and a quarterly dividend of $0.15 per share for this period.

Summary of First Quarter 2010 Results

•

Net revenue for the first quarter of 2010 decreased by 26.9% to $34.3 million from $46.9 million during the same period in 2009. The Company operated 13.10 vessels on average during the first quarter of 2010, earning a Time Charter Equivalent (“TCE”)1 rate of $29,415 compared to 12.53 vessels and a TCE rate of $41,486 during the first quarter of 2009. The decrease in TCE rate was mainly a result of lower period time charter rates earned during the first quarter of 2010, compared to the same period in 2009.

•

Net income was $32.1 million in the first quarter of 2010 , a decrease of 48.2%, from net income of $62.0 million in the first quarter of 2009 and earnings per share was $0.58 in the first quarter of 2010 , a decrease of 49.1%, from earnings per share of $1.14 in the first quarter of 2009. The decrease in net income of $29.9 million reflects mainly: (i) a decrease in net revenue to $34.3 million from $46.9 million, (ii) early redelivery costs of $1.5 million , compared to early redelivery income of $29.7 million and (iii) gain on sale of assets of $15.2 million, compared to none, for the quarters ended March 31, 2010 and 2009, respectively.

•

EBITDA2 was $37.1 million , a decrease of 45.8% from $68.5 million in the first quarter of 2009, resulting mainly from the decrease in net income.

•

A dividend of $0.15 per share was declared for the first quarter of 2010. See “Dividend Declaration” below.

Dividend Declaration

The Company declared a cash dividend on its common stock of $0.15 per share payable on or about May 28, 2010 to shareholders of record at the close of trading of the Company’s common stock on the New York Stock Exchange (“NYSE”) on May 21, 2010.

The Company has 65,868,451 shares of common stock outstanding as of today.

The Board of Directors of the Company is continuing a policy of paying out a portion of the Company’s free cash flow at a level it considers prudent in light of the current economic and financial environment. The declaration and payment of dividends, if any, will always be subject to the discretion of the Board of Directors of the Company. The timing and amount of any dividends declared will depend on, among other things: (i) our earnings, financial condition and cash requirements and availability, (ii) our ability to obtain debt and equity financing on acceptable terms as contemplated by our growth strategy, (iii) provisions of Marshall Islands and Liberian law governing the payment of dividends, (iv) restrictive covenants in our existing and future debt instruments and (v) global financial conditions. We can give no assurance that dividends will be paid in the future.

Company Update

In March 2010, we successfully sold 11,350,000 shares of our common stock in a public offering and a concurrent private placement, at a price to the public of $7.00 per share, raising approximately $74.8 million in net proceeds.

In March 2010, we took delivery of Kanaris, our first 177,000 dwt newbuild Capesize class vessel and in April 2010, we took delivery of Panayiota K, a 92,000 dwt newbuild Post-Panamax class vessel.

In April 2010, we entered into shipbuilding contracts for the construction of two 82,000 dwt, Kamsarmax-class, Chinese-built vessels at a price of $32.2 million each, with expected delivery dates in the fourth quarter of 2011 and the first quarter of 2012, respectively.

The Company’s operational fleet as of April 30, 2010 was comprised of 15 drybulk vessels with an average age of 3.4 years. The Company has contracted for six additional drybulk newbuild vessels with deliveries scheduled at various times through the first quarter of 2012, of which three are Post-Panamax, two are Kamsarmax and one is Capesize.

The contracted employment of the Company’s fleet under period time charters, as of April 30, 2010, is 92% of fleet ownership days for the remainder of 2010, 61% for 2011 and 53% for 2012. The contracted employment includes vessels which will be delivered to us in the future.

Management Commentary

Dr. Loukas Barmparis, President of the Company, said: “During the first months of 2010, we took delivery of two newbuild vessels which we believe will be accretive to our earnings, we successfully concluded our equity offerings, which brought us approximately $74.8 million in net proceeds, and further increased our cash position, and we have ordered two additional newbuilds at attractive prices as we closely monitor markets for selective acquisitions. At the same time we have maintained our dividend policy at $0.15 per share for the first quarter of 2010 by paying out a portion of our free cash flows.”

Conference Call

On Tuesday, May 11, 2010 at 9:00 A.M. EDT, the Company’s management team will host a conference call to discuss the financial results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (866) 819-7111 (US Toll Free Dial In), 0 (800) 953-0329 (UK Toll Free Dial In) or +44 (0)1452-542-301 (Standard International Dial In). Please quote “Safe Bulkers” to the operator.

A telephonic replay of the conference call will be available until May 18, 2010 by dialling 1 (866) 247-4222 (US Toll Free Dial In), 0 800 953-1533 (UK Toll Free Dial In) or +44 (0)1452 550-000 (Standard International Dial In). Access Code: 1859591#

Slides and Audio Webcast

There will also be a live, and then archived, webcast of the conference call, available through the Company’s website (www.safebulkers.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Management Discussion of First Quarter 2010 Results

Net Income

Net income decreased by 48.2% to $32.1 million for the first quarter of 2010 from $62.0 million for the first quarter of 2009. Net income was affected by the following factors:

Net revenues: Net revenues were $34.3 million for the first quarter of 2010, a 26.9% decrease compared to $46.9 million for the first quarter of 2009, due to lower period time charter rates earned during the first quarter of 2010, compared to same period in 2009.

Vessel operating expenses: Vessel operating expenses increased by 4.2% to $5.0 million for the first quarter of 2010, compared to $4.8 million for the same period in 2009, mainly due to increased ownership days at 1,178 in the first quarter of 2010 compared to 1,128 in the first quarter of 2009. Daily vessel operating expenses rose slightly to $4,232 for the first quarter of 2010, compared to $4,222 for the first quarter of 2009.

Early redelivery income/cost:  During the first quarter of 2010 we incurred early redelivery costs of $1.5 million for the early termination of the period time charter of our vessel Katerina. In the first quarter of 2009, we recognised early redelivery income of $29.7 million in relation to the early termination of the period time charter of our vessels Efrossini and Maritsa.

Interest expense: Interest expense decreased by 59.5% to $1.5 million in the first quarter of 2010 from $3.7 million in the same period in 2009, attributable primarily to a decrease in interest rates and to a lesser extent to the reduction of our average loans outstanding. The weighted average interest rate charged on loans outstanding was 1.268% p.a. in the first quarter of 2010, compared to 3.136% p.a. in the first quarter of 2009. The weighted average of loans outstanding during the first quarter of 2010 amounted to $458.2 million, compared to $483.3 million during the first quarter of 2009.

Gain on sale of asset: Gain on sale of asset was $15.2 million during the first quarter of 2010, compared to none in the same period of 2009. This amount represents the gain from the sale of Efrossini, which was sold on January 7, 2010 for gross consideration of $33.0 million.

Loss on derivatives: Loss on derivatives increased to $4.2 million for the first quarter of 2010, compared to a loss of $2.2 million for the same period in 2009, largely as a result of the mark-to-market valuation of the Company’s interest rate swap transactions, which were entered into to manage the Company’s risk and interest rate exposure from loan and credit facilities. These swaps economically hedged the interest rate exposure of 97.4% of the Company’s aggregate loans outstanding as of March 31, 2010. The valuation of these interest rate swap transactions at the end of each quarter is affected by the prevailing interest rates at that time.

Cash, Time Deposits, Restricted Cash and Investments

As of March 31, 2010, we had $152.7 million in cash, short-term time deposits and short-term restricted cash, $4.9 million in long-term restricted cash and $50.0 million in a long-term floating rate note.

Unaudited Interim Financial Information and Other Data

SAFE BULKERS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
FOR THE THREE-MONTH PERIODS ENDED MARCH  31, 2009 AND 2010

	Three-Month Period Ended March 31,
(In thousands of U.S. Dollars except for share and per share data)	2009	2010
REVENUES:
Revenues	47,959	34,797
Commissions	(1,099)	(523)
Net revenues	46,860	34,274
EXPENSES:
Voyage expenses	(67)	(35)
Vessel operating expenses	(4,762)	(4,985)
Depreciation	(3,179)	(3,868)
General and administrative expenses	(1,847)	(1,521)
Early redelivery income/(cost)	29,686	(1,510)
Gain on sale of asset	-	15,199
Operating income	66,691	37,554
OTHER (EXPENSE) / INCOME:
Interest expense	(3,730)	(1,459)
Other finance costs	(177)	(90)
Interest income	457	471
Loss on derivatives	(2,226)	(4,242)
Foreign currency gain/(loss)	987	(18)
Amortization and write-off of deferred finance charges	(27)	(106)
Net income	61,975	32,110

Earnings per share	1.14	0.58
Weighted average number of shares	54,506,448	55,435,436

SAFE BULKERS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
AS OF DECEMBER 31, 2009 AND MARCH 31, 2010

(In thousands of U.S. Dollars)	December 31, 2009	March 31, 2010
ASSETS

Cash, time deposits & restricted cash	82,714	152,690
Asset held for sale	16,969	—
Other current assets	5,965	6,219
Total fixed assets	467,513	514,885
Long-term investment	50,000	50,000
Restricted cash: non-current	4,763	4,913
Other non-current assets	800	693
Total assets	628,724	729,400

LIABILITIES AND EQUITY

Current portion of long-term debt	15,742	18,367
Liability directly associated with asset held for sale	34,500	—
Other current liabilities	15,309	22,689
Long-term debt, net of current portion	420,994	447,267
Other non-current liabilities	44,960	44,933
Shareholders’ equity	97,219	196,144
Total liabilities and equity	628,724	729,400

Fleet Data

	Three-Month Period Ended March 31,
	2009	2010

FLEET DATA
Number of vessels at period’s end	13.00	14.00
Average age of fleet (in years) at period’s end	3.31	3.53
Ownership days (1)	1,128	1,178
Available days (2)	1,128	1,164
Operating days (3)	1,127	1,150
Fleet utilization (4)	99.9%	97.6%
Average number of vessels in the period (5)	12.53	13.10

AVERAGE DAILY RESULTS
Time charter equivalent rate (6)	$41,486	$29,415
Vessel operating expenses (7)	$4,222	$4,232

_____________

(1)

Ownership days represent the aggregate number of days in a period during which each vessel in our fleet has been owned by us.

(2)

Available days represent the total number of days in a period during which each vessel in our fleet was in our possession net of off-hire days associated with scheduled maintenance, which includes major repairs, drydockings, vessel upgrades or special or intermediate surveys.

(3)

Operating days represent  the number of our available days in a period less the aggregate number of days that our vessels are off-hire due to any reason, excluding scheduled maintenance.

(4)

Fleet utilization is calculated by dividing the number of our operating days during a period by the number of our ownership days during that period.

(5)

Average number of vessels in the period is calculated by dividing ownership days in the period by the number of days in the period.

(6)

Time charter equivalent rates, or TCE rates, represent our charter revenues less commissions and voyage expenses during a period divided by the number of our available days during the period.

(7)

Daily vessel operating expenses include the costs for crewing, insurance, lubricants, spare parts, provisions, stores, repairs, maintenance, statutory and classification expense, drydocking, intermediate and special surveys and other miscellaneous items. Daily vessel operating expenses are calculated by dividing vessel operating expenses by ownership days for the relevant period.

EBITDA RECONCILIATION

(In thousands of U.S. Dollars)

	Three-Month Period Ended March 31,
	2009	2010

Net Income	61,975	32,110
Plus Net Interest Expense	3,273	988
Plus Depreciation	3,179	3,868
Plus Amortization	27	106
EBITDA	68,454	37,072

EBITDA represents net income before interest, income tax expense, depreciation and amortization. EBITDA is not a recognized measurement under US GAAP. EBITDA assists the Company’s management and investors by increasing the comparability of the Company’s fundamental performance from period to period and against the fundamental performance of other companies in the Company’s industry that provide EBITDA information. The Company believes that EBITDA is useful in evaluating the Company’s operating performance compared to that of other companies in the Company’s industry because the calculation of EBITDA generally eliminates the effects of financings, income taxes and the accounting effects of capital expenditures and acquisitions, items which may vary for different companies for reasons unrelated to overall operating performance. EBITDA does not eliminate effects from gain/(loss) on sale of assets, early redelivery income/(cost) and gain/(loss) on derivatives and foreign currency.

EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of the Company’s results as reported under US GAAP. EBITDA should not be considered a substitute for net income and other operations data prepared in accordance with US GAAP or as a measure of profitability. While EBITDA is frequently used as a measure of operating results and performance, it is not necessarily comparable to other similarly titled captions of other companies due to differences in methods of calculation.

Existing Fleet Employment Profile as of April 30, 2010

Set out below is a table showing our existing vessels and their contracted employment.

Vessel Name	DWT	Year Built	Charter Rate (a) USD/day	Charter Duration (b)
Maria	76,000	2003	18,000 17,750	Jun 2009 – Aug 2010 Sep 2010 – Apr 2011
Vassos	76,000	2004	29,000	Nov 2008 – Oct 2013
Katerina	76,000	2004	15,500 (c) 20,000	Jun 2009 – Jan 2011 Mar 2011 – Mar 2014
Maritsa	76,000	2005	28,000 (d)	Mar 2010 – Mar 2015
Pedhoulas Merchant	82,300	2006	27,250	Apr 2010 – Apr 2011
Pedhoulas Trader	82,300	2006	41,500 (e)	Aug 2008 – Jul 2013
Pedhoulas Leader	82,300	2007	18,500 (f)	Jul 2009 – Nov 2010
Stalo	87,000	2006	34,160	Mar 2010 – Feb 2015
Marina	87,000	2006	41,500 (g)	Dec 2008 – Dec 2013
Sophia	87,000	2007	34,720	Oct 2008 – Sep 2013
Eleni	87,000	2008	41,640 (h)	Nov 2008 – Mar 2015
Martine	87,000	2009	40,500	Feb 2009 – Feb 2014
Andreas K	92,000	2009	20,500	Nov 2009 – Nov 2010
Panayiota K	92,000	2010	22,750	Apr 2010 – Apr 2011
Kanaris	177,000	2010	37,000 25,928	Apr 2010 – Aug 2010 Aug 2011 – Apr 2031

(a)

Either gross charter rate or average gross charter rate for charter parties with variable rates among periods or for consecutive charter parties with the same charterer under similar basic terms.

(b)

Delivery / redelivery dates reflect the Company’s best estimates. Actual delivery / redelivery dates can differ pursuant to the terms of the relevant charter contract.

(c)

Charter agreement was agreed to be terminated in January 2011, against a cash compensation paid by the Company of approximately $1.5 million.

(d)

Five-year variable rate contract, first and second year at $32,000, third year at $28,000, and fourth and fifth years at $24,000.

(e)

Five-year variable rate contract, first year at $69,000, second year at $56,500, third year at $42,000, and fourth and fifth years at $20,000.

(f)

Charter agreement was agreed to be terminated in November 2010, for cash compensation to be paid by the Company of approximately $1.8 million.

(g)

Five-year variable rate contract, $61,500 from Dec. 2008 to Mar. 2009, $57,500 from Apr. 2009 to Dec. 2009, $52,500 from Dec. 2009 to Dec. 2010, $42,500 from Dec. 2010 to Dec. 2011, $32,500 from Dec. 2011 to Oct. 2012, $31,500 from Oct. 2012 to Dec. 2012 and $21,500 from Dec. 2012 to Dec. 2013.

(h)

Three contracts in direct continuation, the first from Nov. 2008 to Oct. 2009 at $70,000, the second from Oct. 2009 to Mar. 2010 at $66,400 and the third from Apr. 2010 to Mar. 2015 at $34,160.

The contracted charter coverage including newbuilds, based on the Company’s best estimates as of April 30, 2010 is:

2010

(remaining)

 ……………...92%

2011 …..…………………………….61%

2012

…...………………………….53%

About Safe Bulkers, Inc.

The Company’s subsidiaries provide marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest users of such services. The Company’s common stock is listed on the NYSE where it trades under the symbol “SB”. The Company’s subsidiaries currently own 15 drybulk vessels, all built post 2003, and have contracted to acquire six additional drybulk newbuild vessels to be delivered at various times through the first quarter of 2012.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Exchange Act of 1933, as amended, and in the Section 21E of the Securities Act of 1934, as amended) concerning future events, the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for drybulk vessels, competitive factors in the market in which the Company operates, risks associated with operations outside the United States and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Company Contact:

Dr. Loukas Barmparis

President
Safe Bulkers, Inc.

30-32 Karamanli Avenue

Voula 16673

Athens, Greece

Tel.:

+30 (210) 899-4980

Fax:

+30 (210) 895-4159

E-Mail:

directors@safebulkers.com

Investor Relations / Media Contact:

Ramnique Grewal

Vice President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.:

(212) 661-7566

Fax:

(212) 661-7526

E-Mail:

safebulkers@capitallink.com

Footnotes

1 Refer to definition of “TCE” in Note 6 of Fleet Data Table.

2 EBITDA represents net income plus net interest expense, income tax, depreciation and amortization.  See “EBITDA Reconciliation”.